UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 1-11692

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC.
25 Lake Avenue Ext.
Danbury, Connecticut 06811-5286

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm

To the Ethan Allen Retirement Committee, Plan Administrator and Plan Participants of

The Ethan Allen Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Ethan Allen Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan’s auditor since February 2022.

Hartford, Connecticut

June 26, 2026

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2025	2024
ASSETS
Investments, at fair value	$244,176,081	$225,410,977
Receivables
Employer contributions	1,740,000	2,306,460
Notes receivable from participants	2,656,115	2,532,510
Total receivables	4,396,115	4,838,970
Total assets	248,572,196	230,249,947

Net assets available for benefits	$248,572,196	$230,249,947

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2025
Additions
Net appreciation in fair values of investments	$24,958,377
Interest and dividend income from investments	5,098,027
Interest income on notes receivable from participants	240,292
Contributions
Participants	9,204,921
Employer	1,740,000
Rollover	301,829
Total contributions	11,246,750
Total additions	41,543,446
Deductions
Benefits paid to participants	$22,792,014
Administrative expenses	429,183
Total deductions	23,221,197
Net increase	18,322,249

Net assets available for benefits
Beginning of year	230,249,947
End of year	$248,572,196

See accompanying notes to financial statements.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

(1)	Description of the Plan

The following description of the Ethan Allen Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively the “Company,” the “Employer,” or the “Plan Sponsor”). The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan. The Plan was last amended for clarification of the forfeitures and automatic enrollment provisions, effective January 1, 2023. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is a participant-directed defined contribution plan. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of the Company.

The Plan is administered by the Ethan Allen Retirement Committee (the “Committee”), members of which are appointed by the Company’s Board of Directors. The Committee is responsible for the oversight of the Plan, determining appropriateness of the Plan’s investments and monitoring investment performance. Empower Trust Company, LLC (the “Trustee”) is the directed trustee of the Plan while Empower Retirement, LLC (the “Recordkeeper”), a wholly-owned subsidiary of Empower Annuity Insurance Company of America, serves as the recordkeeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

In general, all U.S. employees of the Company are eligible to participate in the Plan on the first day of employment. However, the following U.S. employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining, (ii) employees who are non-resident aliens with no U.S. source income (within the meaning of the Internal Revenue Code (“IRC”)) from the Company, (iii) independent contractors, (iv) employees of employment agencies and/or leased employees and (v) persons who are not classified as employees for tax purposes.

Contributions

Upon initially meeting the Plan’s eligibility requirements, each participant is automatically enrolled in the Plan with a 4% pre-tax deferral rate unless the participant elects a different rate. Employees have the right to not participate in the Plan and can decline automatic enrollment.

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $23,500 in 2025 and participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $7,500 extra in 2025, to the 401(k) portion of the Plan (as permitted by the IRC). Under a change made in Securing a Strong Retirement Act (“SECURE 2.0”), a higher catch-up contribution limit applies for participants aged 60, 61, 62 and 63. For 2025, this higher catch-up contribution limit was $11,250 (instead of $7,500). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

The Company, at its discretion, may elect to match participants’ pre-tax and Roth contributions to the 401(k) portion of the Plan. Participants who are employed by the Company on the last scheduled workday of the Plan year (including participants who were on an authorized leave of absence or laid off during the Plan year) and participants who terminated employment during that year before the last working day because of death, retirement, or disability, or the Company’s closing of the location at which the participants worked, are entitled to receive the Employer matching contribution, if any. The actual contribution is made in the ensuing year. The Company elected to match 100% of the first $500 of pre-tax and Roth contributions and 50% of the next $1,600 of pre-tax and Roth contributions for the 2025 Plan year. As such, the maximum annual Company match, on a per participant basis, was $1,300. In addition, the Company used $159,174 of forfeited participant balances to reduce its 2025 matching contribution obligation funded in 2026. As a result, the net cash contribution made by the Company on a pre-tax basis totaled $1,740,000. The Company’s matching contribution followed the participants’ investment choices as of the date paid.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $70,000 (or $77,500 including catch-up contributions, as permitted under section 415(d) of the IRC or $81,250 including catch-up contributions, for participants aged 60, 61, 62 and 63 under SECURE 2.0) or (ii) 100% of the participant’s compensation for that Plan year. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year. The Company did not pay a profit-sharing contribution for the 2025 Plan year.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. All participants shall cliff vest 100% of Company matching contributions and Company profit-sharing contributions received after three years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company and upon 100% withdrawal of their elective contributions. If a terminated participant does not withdraw 100% of their elective contributions, then the nonvested portion of their accounts will remain in the plan for a five-year period, after which it will be forfeited. Any remaining forfeited balances of terminated participants’ nonvested accounts may be used at the Company’s discretion to pay reasonable administrative expenses of the Plan or to reduce the Employer’s contribution for the Plan year. During the year ended December 31, 2025, the Company used $104,407 of forfeited balances to pay for Plan administrative expenses. The amounts of unallocated forfeitures as of December 31, 2025 and 2024 were $571,218 and $546,282, respectively.

Investment Options

Participants direct the investment of their contributions, Employer profit-sharing contributions and Employer matching cash contributions into various investment options offered by the Plan. The Plan currently offers a broad range of mutual funds, common collective trust funds, a self-directed brokerage account and a stable value fund, as investment options for participants.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income and net appreciation in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the Participant’s vested account.

Notes Receivable from Participants (Participant Loans)

Each participant may apply to the Recordkeeper for a loan against the 401(k) portion of that participant’s account. Participants may borrow from their account a minimum of $1,000 and up to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The terms of these loans generally shall not exceed five years, but are permitted to extend to greater than five years under certain circumstances as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest at a reasonable rate and commensurate with local prevailing lending rates. Loan rates on outstanding loans as of December 31, 2025 ranged from 4.25% to 9.50% with maturities through 2035. Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are deducted from loan proceeds.

Distributions and Withdrawals, including Payment of Benefits

Participants may elect to receive their benefits when they reach age 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of their after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the 10th anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence required minimum distributions from the Plan beginning on April 1 of the calendar year following the later of the year in which employment terminates or the year in which the participant reaches the age of 73. If the value of the vested portion of the Participants account does not exceed $5,000 as of termination date, such vested portion shall be distributed to the Participant or rolled over to another qualified plan as soon as practicable after their termination date.

Benefits are recorded when paid.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

In 2025, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) certain audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid for recordkeeping and trust services amounted to $429,183 for the year ended December 31, 2025. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Contributions

Contributions from Plan participants and the matching contribution from the Company are recorded in the year in which participant compensation is earned.

Investments Valuation and Income Recognition

The Plan’s investments are stated at their fair values in the statements of net assets available for benefits as of December 31, 2025 and 2024. The shares of registered investment companies (mutual funds) are valued at quoted market prices. The mutual funds are valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded. The Company’s common stock is traded on the New York Stock Exchange (“NYSE”), under the ticker symbol “ETD” and is valued at the last reported sales price on the last day of the Plan year. Plan interests in collective trusts are reported at fair value as determined based on net asset value as provided by the Recordkeeper, which is used as a practical expedient to estimate fair value. The fair value of the self-directed brokerage accounts is determined by reference to the fair value of the underlying securities within the self-directed brokerage accounts. The underlying investments held in the self-directed brokerage accounts are valued at the closing price as quoted on the exchange where the underlying securities are traded.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

Purchases and sales of securities are recorded on a trade–date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of its investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. dollar, interest rate risk, credit risk and overall market volatility risk. During the year ended December 31, 2025, net appreciation in the fair value of investments totaled $24,958,377. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with the guidance provided by ASC 820 for all financial assets and non-financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;

●

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

The following section describes the valuation methodologies used by the Plan to measure different financial assets at fair value.

Mutual Funds

Valued at the NAV of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Common Collective Trust Funds

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the Recordkeeper, and is used as a practical expedient to estimating fair value. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount materially different than the reported NAV.

Self-Directed Brokerage Accounts

The fair value of the self-directed brokerage account is based upon quoted market prices.

Common Stock

Valued at the closing price reported on the active market on which the individual security is traded.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024. There are currently no redemption restrictions on these investments.

	December 31, 2025			December 31, 2024
	Fair Value Measurements			Fair Value Measurements
	Using Input Type			Using Input Type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Mutual funds	$85,963,894	$-	$85,963,894	$79,967,691	$-	$79,967,691
Ethan Allen common stock	2,425,080	-	2,425,080	3,494,911	-	3,494,911
Self-directed brokerage account	2,282,780	-	2,282,780	2,147,046	-	2,147,046
Total investments measured at fair value	$90,671,754	$-	$90,671,754	$85,609,648	$-	$85,609,648

Common collective trust funds measured at net asset value (a)			153,504,327			139,801,329

Total investments, at fair value			$244,176,081			$225,410,977

(a)

In accordance with FASB Subtopic 820-10, certain investments that were measured at net asset value per share (or their equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Plan’s valuation techniques used to measure the fair values of mutual funds, common stock and self-directed brokerage accounts that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. There were no Level 2 or 3 investments as of December 31, 2025 and 2024. There have been no changes in valuation methodology as of December 31, 2025 and 2024.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2025 and 2024:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2025	2024	Commitment	Frequency	Notice Period

MFS MidCap Value Fund	$8,029,529	$8,098,276	None	Daily	None
T Rowe Price Retirement 2005 - Trust	$489,418	$539,192	None	Daily	None
T Rowe Price Retirement 2010 - Trust	$2,801,851	$2,540,664	None	Daily	None
T Rowe Price Retirement 2015 - Trust	$1,130,973	$1,016,738	None	Daily	None
T Rowe Price Retirement 2020 - Trust	$7,588,132	$7,891,801	None	Daily	None
T Rowe Price Retirement 2025 - Trust	$10,372,927	$9,660,567	None	Daily	None
T Rowe Price Retirement 2030 - Trust	$22,026,021	$19,093,031	None	Daily	None
T Rowe Price Retirement 2035 - Trust	$11,331,690	$9,075,468	None	Daily	None
T Rowe Price Retirement 2040 - Trust	$12,521,950	$11,047,970	None	Daily	None
T Rowe Price Retirement 2045 - Trust	$6,486,068	$5,486,043	None	Daily	None
T Rowe Price Retirement 2050 - Trust	$7,226,104	$5,780,777	None	Daily	None
T Rowe Price Retirement 2055 - Trust	$4,672,362	$3,817,391	None	Daily	None
T Rowe Price Retirement 2060 - Trust	$1,757,018	$1,289,734	None	Daily	None
T Rowe Price Retirement 2065 - Trust	$582,333	$430,878	None	Daily	None
Winslow Large Cap Growth Fund	$37,234,221	$35,860,952	None	Daily	None
Putnam Stable Value Fund	$19,253,730	$18,171,847	None	Daily	None

(4)	Related Party and Party-in-Interest Transactions

As of December 31, 2025, the Plan held 106,177 shares in the Company’s common stock, with a total fair value of $2,425,080. As of December 31, 2024, the Plan held 124,330 shares in the Company’s common stock, with a total fair value of $3,494,911. For the year ended December 31, 2025, the Plan purchased and sold $232,918 and $742,545 of the Company’s common stock, respectively. During 2025, the Plan received dividend income on Company common stock totaling $207,824. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.

Certain members of the Company’s management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of the Company’s management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2025. As described in Note 1, Empower Trust Company, LLC is the directed trustee of the Plan while Empower Retirement, LLC serves as the recordkeeper to maintain the individual accounts of each of the Plan’s participants.

(5)	Income Tax Status

In 2016, the IRS published Revenue Procedure 2016-37, which stated that it was ending the remedial amendment cycle program, effective January 1, 2017, and that it would review only new or terminating individually designed plans going forward. Prior to 2017, individually designed retirement plans were generally required to renew IRS determinations of qualified status every five years (referred to as the remedial amendment cycle program). As a result of Revenue Procedures 2016-37, the Plan was not required to obtain a new IRS determination letter upon the expiration of the previously received determination letter dated March 14, 2013, which had stated that the Plan is a qualified plan under Section 401(a) of the IRC and the corresponding trust is exempt from income tax under Section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter dated March 14, 2013, the Committee believes the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements as of December 31, 2025 or 2024. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025

(6)	Subsequent Event

The Plan has evaluated subsequent events through June 26, 2026, the date the financial statements were issued.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2025

EIN #20-2991357

Plan #003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value
	Mutual Funds
	American Beacon Small Cap Value Investor Fund	45,048	shares	$1,052,762
	Carillon Eagle MidCap Growth Fund	166,320	shares	10,780,850
	Dodge & Cox International Stock Fund	351,208	shares	5,780,888
	Fidelity Advisor International Capital Appreciation Fund	5,697	shares	204,532
	Fidelity Total Bond Fund	660,580	shares	5,898,980
	Vanguard Equity Income Fund Admiral Shares	66,493	shares	6,177,831
	Vanguard Extended Market Index Fund	33,004	shares	5,235,070
	Vanguard Institutional Index Fund	42,419	shares	23,418,899
	Vanguard Total Bond Market Index	1,497,934	shares	14,634,812
	Vanguard Total International Stock Index Fund	75,746	shares	12,277,621
	Wasatch Core Growth Fund	6,760	shares	501,649
				$85,963,894
	Common Stock
*	Ethan Allen Interiors Inc.	Common Stock, 106,177 shares held		$2,425,080

	Self-Directed Brokerage Fund	Various, including registered investment companies, common stock, money market funds and cash		$2,282,780

	Common Collective Trusts
	MFS MidCap Value Fund	349,118	shares	$8,029,529
	T Rowe Price Retirement 2005 - Trust	21,159	shares	489,418
	T Rowe Price Retirement 2010 - Trust	113,023	shares	2,801,851
	T Rowe Price Retirement 2015 - Trust	41,641	shares	1,130,973
	T Rowe Price Retirement 2020 - Trust	255,924	shares	7,588,132
	T Rowe Price Retirement 2025 - Trust	318,775	shares	10,372,927
	T Rowe Price Retirement 2030 - Trust	612,685	shares	22,026,021
	T Rowe Price Retirement 2035 - Trust	287,460	shares	11,331,690
	T Rowe Price Retirement 2040 - Trust	295,957	shares	12,521,950
	T Rowe Price Retirement 2045 - Trust	147,176	shares	6,486,068
	T Rowe Price Retirement 2050 - Trust	162,897	shares	7,226,104
	T Rowe Price Retirement 2055 - Trust	105,281	shares	4,672,362
	T Rowe Price Retirement 2060 - Trust	61,542	shares	1,757,018
	T Rowe Price Retirement 2065 - Trust	32,478	shares	582,333
	Winslow Large Cap Growth Fund	2,906,653	shares	37,234,221
	Putnam Stable Value Fund	19,253,730	shares	19,253,730
				$153,504,327

		Total Investments		$244,176,081

	Participant Loans
*	Notes Receivable from Participants	Participant Loans (various interest rates ranging between 4.25% and 9.50% and maturing through 2035)		$2,656,115

	Column (d) for cost has been omitted as all investments are participant directed.
*	Indicates a party-in-interest to the Plan

See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

The following documents are filed as exhibits to this report:

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

Date: June 26, 2026	By:	/s/ Matthew J. McNulty
Matthew J. McNulty
Senior Vice President, Chief Financial Officer and Treasurer